SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              (Amendment No. 10)

                                EEX Corporation
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   26842V207
 ------------------------------------------------------------------------------
                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 26, 2002
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            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 2 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 26842V207                      13D                  Page 2 of 2 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF
________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
________________________________________________________________________________
                         7    SOLE VOTING POWER
NUMBER OF                     0
SHARES                   ______________________________________________________
BENEFICIALLY
OWNED BY                 8    SHARED VOTING POWER
EACH                          0
REPORTING               _______________________________________________________
PERSON  WITH             9    SOLE DISPOSITIVE POWER
WITH                          0
                        _______________________________________________________
                        10    SHARED DISPOSITIVE POWER
                              0
_______________________________________________________________________________
                        11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON
                              0
_______________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
________________________________________________________________________________


         This Amendment No. 10 amends and supplements the Schedule 13D (the "13D") dated as of October 10, 2001, as amended, filed by Richard C. McKenzie, Jr. ("Mr. McKenzie") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of EEX Corporation, a Texas corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 of the 13D is hereby amended and supplemented as follows:


On November 26, 2002, the Company merged into a wholly-owned subsidiary of Newfield Exploration Company. In connection with the merger, each share of Common Stock held by Mr. McKenzie was converted into 0.05703 shares of common stock of Newfield Exploration Company.

Item 4.  Purpose of the Transaction.

          Item 3 of the 13D is hereby amended and restated as follows:

On November 26, 2002, the Company merged into a wholly-owned subsidiary of Newfield Exploration Company. In connection with the merger, each share of Common Stock held by Mr. McKenzie was converted into 0.05703 shares of common stock of Newfield Exploration Company.

Item 5.  Interest in Securities of the Issuer.

           Sections a through c of Item 5 of the 13D are hereby amended and restated as follows:

         (a) As of November 26, 2002, Mr. McKenzie beneficially owned 0 shares of Common Stock.

         (b) Mr. McKenzie no longer has the power to vote and dispose of any shares of Common Stock.

         (c) On November 26, 2002, the Company merged into a wholly-owned subsidiary of Newfield Exploration Company. In connection with the merger, each share of Common Stock held by Mr. McKenzie was converted into 0.05703 shares of common stock of Newfield Exploration Company.



                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 11, 2002


Richard C. McKenzie, Jr.


/s/  Richard C. McKenzie, Jr.
______________________________